Exhibit 1.2
DESWELL INDUSTRIES, INC.
CERTIFIED TRUE COPY OF RESOLUTION
ADOPTED BY THE DIRECTORS
PURSUANT TO THE MEMORANDUM AND ARTICLES OF
ASSOCIATION OF THE COMPANY ON THE 9TH DAY OF MARCH 2010
AMENDMENT OF REGULATION 6.15

l.	It was noted that in order to change the quorum requirements for meetings of the members of the Company, it was proposed that the first sentence of Regulation 6.15 of the Company’s Articles of Association be deleted in its entirety and the following be substituted in its place:

“A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are, present in person or by proxy not .less than thirty three and one-third (33 1/3) per cent of the votes of the Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting.”,.
Dated this 26th day of March 2010

/s/ [ILLEGIBLE]

Harneys Corporate Services Limited
Registered Agent
(Resolution dated 9th March, 2010 was filed on 26th March 2010.)